ISSUER FREE WRITING PROSPECTUS
Dated November 23, 2011
Filed pursuant to Rule 433
Registration Statement No. 333-169075

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Healthcare Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including the prospectus dated February 18, 2011) with the SEC on August 27, 2010 and the registration statement became effective on February 18, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus and supplements thereto are available on the SEC Web site at http://sec.gov/Archives/edgar/data/1499875/000114420411009880/v211699_424b3.htm,
http://www.sec.gov/Archives/edgar/data/1499875/000114420411060072/v238470_424b3.htm and
http://www.sec.gov/Archives/edgar/data/1499875/000114420411064325/v240546_424b3.htm. Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-373-2522.

The Company issued the following press release on November 23, 2011:

CONTACTS
From: Anthony J. DeFazio DeFazio Communications, LLC tony@defaziocommunications.com	For: Todd Jensen American Realty Capital Healthcare Trust, Inc. tjensen@arlcap.com

FOR IMMEDIATE RELEASE

American Realty Capital Healthcare Trust Acquires
Portfolio of Healthcare Facilities

New York, NY, November 23, 2011 — American Realty Capital Healthcare Trust, Inc. (“ARC Healthcare” or the “Company”) announced that on November 22, 2011, the Company closed on three properties for an aggregate purchase price of approximately $60.3 million, representing the second tranche of a portfolio of ten high-quality, income producing healthcare facilities. These three acquisitions increase the total size of ARC Healthcare’s portfolio to $129.2 million. The acquisitions total approximately 127,000 square feet, and are 100% leased to five tenants.

The first property, Spring Creek Medical Plaza, consists of a 22,000 square foot ambulatory surgery center, imaging center and medical office space. The building is located in Tomball, Texas, and was purchased for approximately $10.0 million. The leases expire between February 2016 and December 2020.

Reliant Rehabilitation Hospital, the second property, located in Dallas, Texas, is a 65,000 square foot three-story, 60-bed facility licensed as an inpatient rehabilitation hospital serving patients who require intensive rehabilitative care. The property was acquired for approximately $33.8 million and is one mile from Medical City Hospital and two miles from both Presbyterian Hospital in Dallas and Forrest Park Medical Center. Combined, these three hospitals have 1,394 acute care beds. The lease has a 25-year primary term which commenced upon completion of the construction of the facility in 2010 and expires in August 2035.

The 41,000 square foot Global Rehabilitation Hospital, the third property, is a two-story, 42-bed facility licensed as an inpatient rehabilitation hospital located in San Antonio, Texas. The property was purchased for approximately $16.5 million and is located within one mile of the campus of North Central Baptist Hospital and two miles from Methodist Stone Oak Hospital. The lease has a 15-year term which commenced upon completion of construction in 2010, and expires in January 2025.

American Realty Capital Healthcare Trust, Inc. is a publicly registered, non-traded real estate investment program.

To arrange interviews with executives of American Realty Capital Healthcare Trust, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.

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